UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cesca Therapeutics Inc.

Full Name of Registrant

Former Name if Applicable

2711 Citrus Road

Address of Principal Executive Office (Street and Number)

Rancho Cordova, California 95742

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cesca Therapeutics Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended September 30, 2016 (the “Quarterly Report”). The Company is unable to file its Quarterly Report within the prescribed time period without unreasonable effort and expense, but expects to file the Quarterly Report no later than November 21, 2016.

On November 3, 2016, two of the Company’s stockholders, Boyalife Investment Inc. and Boyalife (Hong Kong) Limited (the “Boyalife Entities”), which collectively own greater than a majority of the outstanding shares of the Company’s common stock, served the Company’s Board of Directors (the “Board”) with a written consent of the stockholders purporting to remove each of Mr. Craig W. Moore, Mr. Mark Bagnall and Mr. Robin Stracey from the Board without cause and electing Ms. Vivian Liu as a new director to the Board as the nominee of the Boyalife Entities. Additionally, the Board subsequently purported to remove Mr. Stracey as Chief Executive Officer of the Company, and purportedly appointed Dr. Xiaochun Xu as the interim Chief Executive Officer of the Company. The Company is currently evaluating the actions taken by the Boyalife Entities to remove Messrs. Moore, Bagnall and Stracey from their respective positions with the Company and the subsequent appointments of Ms. Liu and Dr. Xu in the broader context of the Company’s pre-existing contractual arrangements with the Boyalife Entities. As a result, the Company is currently unable to definitively determine the constituency and membership of its Board, and it is also unable to definitively determine the identity of its Principal Executive Officer. Therefore, the Company has determined that it is unable to timely file its Quarterly Report without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mike Bruch	916	858-5100
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CESCA THERAPEUTICS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2016	By	/s/ Mike Bruch
Chief Financial Officer